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                           November 29, 2021

       Travis Hook
       Managing Member
       CalTier Fund I, LP
       5965 Village Way
       Suite 105-142
       San Diego, CA 92130

                                                        Re: CalTier Fund I, LP
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment
                                                            Filed November 18,
2021
                                                            File No. 024-11077

       Dear Mr. Hook:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Austin
Wood at 202-551-5586 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction